                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002, see Explanatory Note below

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ________ to

                         Commission file number 1-12814

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     COLE NATIONAL CORPORATION 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                            Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124

Explanatory Note

         On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan for Employees of Pearle Vision Centers and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into the Cole National Corporation 401(k) Plan (the "Plan").



                              REQUIRED INFORMATION

Financial Statements

         The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of Form 11-K and in lieu of the requirements of Items 1-3 thereof, the following Plan financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

         Independent Auditors' Report, Deloitte & Touche LLP

         Report of Independent Public Accountants, Grant Thornton LLP

         Statements of Net Assets Available for Benefits

         Statement of Changes in Net Assets Available for Benefits

         Notes to Financial Statements

         Supplemental Schedule

                 Internal Revenue Service Form 5500 - Schedule of Assets (Held at End of Year)

Exhibits

23       Consent of Deloitte & Touche LLP

23.1     Consent of Grant Thornton  LLP

99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  COLE NATIONAL CORPORATION
                                  401(k) PLAN


  June 26, 2003                   By: /s/ Lawrence E. Hyatt
                                      ----------------------------------------
                                      Lawrence E. Hyatt
                                      Member of the Plan's Investment
                                      Committee

                                  EXHIBIT INDEX



23       Consent of Deloitte & Touche LLP

23.1     Consent of Grant Thornton LLP

99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COLE NATIONAL CORPORATION
401(k) PLAN
Financial Statements as of
December 31, 2002 and 2001 and
for the Year Ended December 31, 2002,
Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

COLE NATIONAL CORPORATION 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT                                2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001                                  3

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2002                              4

   Notes to Financial Statements                                      5-10


SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2002                                           12

                          INDEPENDENT AUDITORS' REPORT



Cole National Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Cole National Corporation 401(k) Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 13, 2003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of Cole National Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Cole National Corporation 401(k) Plan (the "Plan") as of December 31, 2001. This financial statement is the responsibility of the plan administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 24, 2002

COLE NATIONAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                       2002               2001

  Cash                                    $       -          $    10,185

  Investments                              59,501,281         27,960,166

  Receivables:
    Employee contributions                                       169,587
    Employer contributions                    962,828            423,764
    Interest                                                       8,381
                                          -----------        -----------

           Total receivables                  962,828            601,732
                                          -----------        -----------

           Total assets                    60,464,109         28,572,083
                                          -----------        -----------


LIABILITIES

  Corrective distributions payable             82,849
                                          -----------        -----------

           Total liabilities                   82,849
                                          -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS         $60,381,260        $28,572,083
                                          ===========        ===========


See notes to financial statements.

COLE NATIONAL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Investment income:
    Interest                                                          $   855,753
    Dividends                                                              51,752

  Contributions:
    Employee                                                            8,116,401
    Employer                                                              975,328

  Transfers from Plan mergers:
    401(k) Plan for Employees at Pearle Vision Centers                 29,905,790
    401(k) Plan for Employees at Former AVC/NuVision Locations          4,629,182
                                                                      -----------

           Total additions                                             44,534,206
                                                                      -----------

DEDUCTIONS:
  Investment losses--net depreciation in
    fair value of investments                                           7,832,483
  Benefits paid to participants                                         4,695,047
  Deemed distributions on defaulted loans                                 154,771
  Other                                                                    42,728
                                                                      -----------

           Total deductions                                            12,725,029
                                                                      -----------

NET INCREASE                                                           31,809,177

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                   28,572,083
                                                                      -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                        $60,381,260
                                                                      ===========


See notes to financial statements.

COLE NATIONAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

1.   SUMMARY OF PLAN

     The following description of the Cole National Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL--The Plan, which was adopted on October 1, 1993, is a defined contribution plan covering eligible employees of Cole National Corporation, its subsidiaries and affiliated companies (hereinafter collectively referred to as the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into the Cole National Corporation 401(k) Plan.

     ELIGIBILITY--All employees of the Company are eligible to participate in the Plan upon attaining the age of 21 and completing one year of service in which at least 1,000 hours of service are performed. Participation may begin as soon as administratively feasible following satisfaction of the eligibility requirements.

     CONTRIBUTIONS--Participants may contribute up to 17% of pretax annual compensation ("Elective Deferral"), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("Rollover Contributions").

     The Company makes a mandatory company-matching contribution equal to 10% of the participants' Elective Deferrals. The Company may also make a discretionary matching contribution for each plan year equal to such dollar amount or percentage of participant Elective Deferrals as determined by the Company's board of directors. The discretionary matching contributions for the year ended December 31, 2002 were $250,000.

     Beginning January 1, 2003, the amount of regular matching contributions will be equal to 25% of the tax-deferred contributions made for the contribution period on behalf of such participants.

     Participant and Company contributions are subject to certain limitations imposed by law.

     PARTICIPANTS' ACCOUNTS--Each participant's account is credited with the participant's Elective Deferrals and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of a Company contribution are based on the ratio of each participant's Elective Deferral for the Plan year to total Elective Deferrals of all participants for the Plan year. Allocations of the Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING--Participants are immediately vested in their Elective Deferrals and Rollover Contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts, plus actual earnings thereon, at the following rates:

                         1 year of service          25%
                         2 years of service         50%
                         3 years of service         75%
                         4 years of service        100%

     ADMINISTRATION--The administrator of the Plan is the Investment Committee of Cole National Group, Inc.

     INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct the investment of their Elective Deferral contributions in whole percentage increments. The 13 investment options as of December 31, 2002 are as follows:

            Guaranteed Income Fund--Fund invests in a diversified portfolio of fixed income instruments primarily intermediate-term bonds and commercial mortgages within Connecticut General Life Investment Companies general account.

            Cole National Corporation Common Stock--Funds are invested in the common stock of Cole National Corporation.

            CIGNA Lifetime Funds--Lifetime 20, Lifetime 30, Lifetime 40, Lifetime 50 and Lifetime 60 are a family of funds each comprised of multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. Each investment objective varies based on the investment time horizon of the individual funds. Each fund contains Small Cap, Mid Cap and Large Cap Stocks, Global/International Stock and Fixed Income securities, the allocation of which varies depending on the individual fund.

            State Street Global Advisors Intermediate Bond Fund--Funds are invested solely in the State Street Global Advisors Intermediate Bond Fund, which is a commingled fund. The fund only invests in investment-grade securities, which historically, have an average credit rating of AA.

            Large Cap Value Fund--Fund invests primarily in U.S. securities with distinct value characteristics.

            Large Cap Growth/Dresdner RCM Fund--Fund invests in big companies in rapidly expanding industries such as technology and health care or companies with a high percentage of sales coming from foreign markets.

            Mid Cap Growth/Artisan Partners--Fund focuses on medium-sized companies with "franchise" characteristics, such as a proprietary technology, dominant market share, or some other form of sustainable competitive advantage.

            Oakmark Select Fund--Fund holds a high concentration of assets in relatively small number of securities, offering risk-tolerant investors unique portfolio diversification opportunities within the equity asset class. Fund invests primarily in a non-diversified portfolio of equity securities.

            Small Cap Growth/TimesSquare Fund--Fund invests primarily in the common and preferred stocks of U.S. companies with market capitalization between $20 million and $3 billion. Focus is placed on growing companies involved in new product development and technological breakthroughs.

            S&P 500 Index Fund--Fund invests in common stocks included in the S&P 500 Index.

            Alliance Technology Fund--Fund invests in securities of companies expected to benefit from technological advances and improvements.

            Strong Advisor Small Cap Value Fund--Fund invests in the common stocks of small companies which portfolio management believes are underpriced relative to the market, based on earnings, cash flow or asset value.

            Templeton Foreign Fund--Fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

     Participants may change their investment elections daily.

     Company contributions, which are credited to a participant's account, are allocated to the aforementioned investment options based on the participant's election on the date of the Company contribution.

     In conjunction with the Plan merger, the Company switched from Merrill Lynch as trustee of the Plan to CIGNA Bank & Trust Company, FSB. The fair market value of the total investments was transferred to CIGNA Bank & Trust Company, FSB on the effective date as follows:

                           MERRILL LYNCH                                                  CIGNA
                         TRANSFERRED FROM:                                           TRANSFERRED TO:
     ----------------------------------------------------------- --------------------------------------------------------

     Merrill Lynch Retirement Preservation Trust                 Guaranteed Income Fund
     Cole National Corporation Common Stock                      Cole National Corporation Common Stock
     MFS Emerging Growth Fund                                    Large Cap Growth/Dresdner RCM
     State Street Research International                         Templeton Foreign
     PIMCO Total Return Fund                                     State Street Global Advisors Intermediate Bond
     Merrill Lynch S&P 500 Index Fund                            S&P 500 Index Fund
     PIMCO Capital Appreciation Fund                             S&P 500 Index Fund
     AIM Balanced Fund                                           CIGNA Lifetime 50
     Alliance Technology Fund                                    Alliance Technology Fund
     Davis New York Venture Fund                                 Large Cap Value Fund/Wellington Management

     PARTICIPANT NOTES RECEIVABLE--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. The maximum term of any loan is for five years, including loans used to acquire principal residences. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Prime Interest Rate quoted in the Wall Street Journal on the first business day of the third month of the calendar quarter before the loan was made plus 1%. Administrative fees associated with such loans are deducted from the participants' accounts that incurred the expense.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or separation from service of the Company, a participant may elect to have the value of the vested interest in his or her account paid as a lump-sum distribution, in installments or rolled over into another qualified plan. Furthermore, a participant may elect to withdraw all or any part of the vested interest in his or her account if, prior to termination of employment, a participant attains the age of 59 1/2 or if a participant incurs a hardship (as defined in the Plan document).

     EXPENSES--All expenses and fees associated with transactions from the Plan are charged against and withdrawn from the participants' accounts. Transactional costs include, but are not limited to, charges incurred for distribution upon termination of employment, withdrawals during employment, loans, and hardship distributions. The Company discretionarily paid approximately $15,900 in administrative expenses for the year ended December 31, 2002.

     FORFEITURES--Forfeitures amounted to approximately $46,600 for the year ended December 31, 2002. Future forfeitures will be used to reduce Company contributions for the respective year. Should participants to whom such forfeitures relate return to the Plan prior to incurring five consecutive one year breaks in service, the Company will increase the contributions to the Plan in an amount necessary to reinstate such forfeited amounts if the employee repays to the Plan the amount of any prior distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting.

     VALUATION OF INVESTMENTS--Assets of the Plan are held in trust by CIGNA Bank & Trust Company, FSB (the "Trustee") whereby the Trustee acts as custodian of the Plan's investment portfolio.

     The Plan's investments in pooled separate accounts are stated at fair value. The fair values of the Plan's units of participation are based on the quoted redemption value of such units on the last business day of the Plan year.

     The Guaranteed Income Fund, an unallocated insurance contract, is stated at the contract value (contributions plus interest earned) of the fund. Both the average yield and crediting interest rate was approximately 4.8% in 2002. The crediting interest rate is based upon the Plan assets and prevailing market rates. Management believes contract value approximates fair value.

     Participant notes receivable are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     CONTRIBUTIONS AND PAYMENT OF BENEFITS--Participant contributions are recognized at the payroll withholding date. Benefit payments to participants are recorded upon distribution.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   INFORMATION FURNISHED BY TRUSTEE

     Under the Plan agreement, the Trustee holds all investment assets, executes all investment transactions and distributes funds to the Plan participants in accordance with the Plan document. The financial statements have been prepared from investment information and related activity certified as complete and accurate and furnished by the Trustee.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds or a common trust managed by CIGNA Bank & Trust Company, FSB ("CIGNA"). CIGNA is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

4.   INVESTMENTS

     The following table presents the fair values of investments, as determined by the Plan Trustee, representing 5% or more of the Plan's assets as of December 31, 2002 and 2001:

                                                                                        DECEMBER 31,
                                                                            ----------------------------------
                                                                                  2002                2001
          Guaranteed Income Fund                                             $ 17,677,860
          Large Cap Growth/Dresdner RCM Fund                                    4,320,118
          S&P 500 Index Fund                                                    8,651,107
          CIGNA Lifetime 50 Fund                                                5,579,293
          Large Cap Value Fund/Wellington Management                            7,982,991
          State Street Global Advisors Intermediate Bond Fund                   6,713,663
          Merrill Lynch Retirement Preservation Trust                                             $ 4,525,331
          Cole National Corporation Common Stock                                                    1,561,547
          MFS Emerging Growth Fund                                                                  4,458,837
          PIMCO Total Return Fund                                                                   3,067,365
          PIMCO Capital Appreciation Fund                                                           4,732,392
          AIM Balanced Fund                                                                         4,474,578
          Davis New York Venture Fund                                                               3,147,693

6.   TAX STATUS

     The Plan obtained a determination letter on January 30, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

                                     ******

                             SUPPLEMENTAL SCHEDULE

COLE NATIONAL CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-1744334--PLAN NO. 003
DECEMBER 31, 2002


---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                CONTRACT OR
                                                                                                                   MARKET
                                           ISSUER                                            COST                  VALUE
         ---------------------------------------------------------------------------  --------------------  ---------------------

         SHORT-TERM SECURITIES:
      *    Guaranteed Income Fund                                                                                   $ 17,677,860

         COMMON STOCK:
      *    Cole National Corporation Common Stock                                                                      1,304,689

         MUTUAL FUNDS:
           Mid Cap Growth/Artisan Partners                                                                               372,827
           Oakmark Select                                                                                                782,929
           Small Cap Growth/TimesSquare                                                                                  288,785
           Strong Advisor Small Cap Value                                                                                744,942
           Large Cap Growth/Desdner RCM                                                                                4,320,118
           Templeton Foreign                                                                                           1,258,757
           State Street Global Advisors Intermediate Bond                                                              6,713,663
           S&P 500 Index                                                                                               8,651,107
           Alliance Technology                                                                                           365,470
           Large Cap Value                                                                                             7,982,991
           CIGNA Lifetime 20                                                                                              58,747
           CIGNA Lifetime 30                                                                                             323,366
           CIGNA Lifetime 40                                                                                             165,059
           CIGNA Lifetime 50                                                                                           5,579,293
           CIGNA Lifetime 60                                                                                              47,448
                                                                                                                    ------------

                    Total mutual funds                                                                                37,655,502

         *  Participant notes receivable (interest rates ranging from 5.25% to 10.5%)                                  2,863,230
                                                                                                                    ------------

         TOTAL INVESTMENTS                                                                                          $ 59,501,281
                                                                                                                    ============

* Represents a party-in-interest transactions